Citibank Credit Card Issuance Trust
Preliminary Term Sheet dated October 12, 2006
$[              ] Floating Rate Class 2006-A7 Notes of December 2016
(Legal Maturity Date December 2018)

The issuance trust proposes to issue and sell Class 2006-A7 Notes of the Citiseries pursuant to the base prospectus (the “prospectus”) dated October 5, 2006, as supplemented. The offered Class A Notes will have substantially the same terms and underwriting arrangements as the Class 2006-A6 Notes described in the prospectus supplement dated May 24, 2006 (the “prior prospectus supplement”), to the extent not otherwise different from the terms set forth below:

Issuing Entity:	Citibank Credit Card Issuance Trust
Principal Amount:	$[ ]
Initial Nominal Liquidation Amount:	Principal Amount
Ratings:	AAA or its equivalent by at least one nationally recognized rating agency
Interest Rate:	Three-month LIBOR plus [ ]% per annum (for the initial interest period LIBOR will be interpolated between one-month and two-month LIBOR)
Expected Principal Payment Date:	December 15, 2016
Legal Maturity Date:	December 17, 2018
Expected Issuance Date:	October 20, 2006
Date Interest begins to accrue:	Issuance Date
Interest Payment Dates:
15th day of each March, June, September and December, beginning December 2006.  If an event of default or early redemption event occurs with respect to these Class A notes, or if these Class A notes are not paid in full on the expected principal payment date, the issuance trust will begin making payments on the 15th day of every month.

Price to Public:	$[ ] (or [ ]%)
Underwriting Discount:	$[ ] (or [ ]%)
Proceeds to issuance trust:	$[ ] (or [ ]%)
Underwriters and allocations:	Citigroup, $[ ] Merrill Lynch & Co., $[ ] RBS Greenwich Capital, $[ ]
Underwriters' Concession:	[ ]%
Reallowance Concession:	[ ]%
Monthly Accumulation Amount:	An amount equal to one twelfth of the initial dollar principal amount of these Class A notes
Maximum Class B Note Subordination:	An amount equal to 5.98291% of the initial dollar principal amount of these Class A notes
Maximum Class C Note Subordination:	An amount equal to 7.97721% of the initial dollar principal amount of these Class A notes
Interest Rate Swap:
In order to manage interest rate risk, the issuance trust intends to enter into an interest rate swap with [       ], as  swap counterparty.  The swap counterparty is rated at least “A” or its equivalent by at least two nationally recognized rating agencies.

The interest rate swap will have a notional amount equal to the outstanding dollar principal amount of these Class A notes and will terminate on the expected principal payment date of these Class A notes.

Under the interest rate swap, the issuance trust will pay interest monthly to the swap counterparty on the notional amount at a fixed rate of [ ]% per annum and the swap counterparty will pay interest monthly to the issuance trust on the notional amount at the floating rate of interest applicable to these Class A notes.

The issuance trust’s net swap payments will be paid out of funds available in the interest funding subaccount for these Class A notes. Net swap receipts from the swap counterparty will be deposited into the interest funding subaccount for these Class A notes and will be available to pay interest on these Class A notes.

Neither a ratings downgrade or a default by the swap counterparty nor a termination of the interest rate swap will constitute an early redemption event or an event of default with respect to these Class A notes, nor affect the obligation of the issuance trust to pay interest on and principal of these Class A notes.

Based on a reasonable good faith estimate of probable exposure, the significance percentage of the interest rate swap is less than 10%.
Minimum Denomination:	$100,000 and multiples of $1,000 in excess of that amount
Stock Exchange Listing:	Application will be made to list on the Irish Stock Exchange
Outstanding Notes of the Citiseries:
As of October 12, 2006, there were 66 subclasses of notes of the Citiseries outstanding, with an aggregate outstanding principal amount of $62,555,249,918 consisting of:
Class A notes     $54,940,249,918
Class B notes     $  3,140,000,000
            Class C notes     $  4,475,000,000

As of October 12, 2006, the weighted average interest rate payable by the issuance trust in respect of the outstanding subclasses of notes of the Citiseries was 5.34% per annum, consisting of:
Class A notes   5.28% per annum
Class B notes   5.59% per annum
Class C notes   5.99% per annum

Master Trust Assets and Receivables:
The aggregate amount of credit card receivables in the master trust as of June 25, 2006 was $76,330,258,363, of which $75,337,417,752 were principal receivables and $992,840,611 were finance charge receivables.

Annex I:
The information presented in Annex I to the prior prospectus supplement has been superseded by the information presented in a Form 8-K filed with the SEC by Citibank Credit Card Master Trust I, the issuer of the collateral certificate, on August 16, 2006. Static pool information concerning losses, delinquencies, revenue yield and payment rate for the master trust receivables has been stored by Citibank (South Dakota) since January 2006 and can be found at www.citigroup.com/citigroup/citibankmastertrust/staticpool.

The issuance trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prior prospectus supplement and other documents the issuance trust has filed with the SEC for more complete information about the issuance trust and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. The file number of the issuance trust's registration statement is 333-131355. Alternatively, the issuance trust, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus and the prior prospectus supplement if you request it by calling 605-331-1567, which you may call collect.